Rule 424(b)(3)
SEC File #333-126589

1st FRANKLIN FINANCIAL CORPORATION

WEEK OF FEBRUARY 02, 2006 THRU FEBRUARY 08, 2006

VARIABLE RATE SUBORDINATED DEBENTURES

Effective Yield (a)	Interest Rate (b)	Interest Adjustment Period (c)	Minimum Investment Amount

2.28	2.25	1 Month	$500.00
2.28	2.25	3 Months	$500.00
4.86	4.75	6 Months	$500.00
5.92	5.75	1 Year	$500.00
6.18	6.00	2 Years	$500.00
6.45	6.25	4 Years	$500.00

(a) Compounded daily based on a 365 day year.
(b) Interest is earned daily, and will be paid promptly upon a holder’s request, otherwise principal and interest are payable at maturity.

(c)

At the end of this period, the interest rate will be adjusted.  Debentures mature four years from their date of issue, subject to earlier redemption as provided for therein.  Redemption at any other time is at the discretion of the Company and is subject to an interest penalty.  Absent redemption by the holder at maturity, the term of the Debenture will be extended for one four-year period, subject to the same redemption rights.

This is not an offer to sell, or the solicitation of an offer to purchase, these securities.  Any offer or sale will be made only by a prospectus, which is available by visiting us at 213 East Tugalo Street, Toccoa, Georgia, by writing us at P.O. Box 880, Toccoa, Georgia  30577 or by calling us at (706) 886-7571 or (800) 282-0709 (in GA) or (800) 700-7943 (outside of GA).

We are not a bank, and investments are not bank deposits or obligations and are not insured by the FDIC, SPIC or any other federal or state agency.  Investors must rely solely on the Company’s ability to pay principal and interest on the Debentures.

Prospectus Supplement Dated February 02, 2006